FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 13, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   September 13, 2005

By: Signed "Constantine McQuade"

Constantine McQuade

Acting Chief Financial Officer and Controller, Norsat International

NEWS RELEASE

For Immediate Release

Norsat Extends Leadership in Microwave Components with Expanded Product Portfolio

(Vancouver, Canada) September 14, 2005, 09:00 AM EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) today announced that it has expanded its portfolio of microwave products to include Block Up-Converters (BUC) in the extended Ku-band, Ka and X-band external reference low noise block down-converters, and custom block down-converters.

“This latest product introduction is consistent with our long tradition of being first to commercialize microwave components,” said Dr. Amiee Chan, VP Operations, Norsat International, Inc.  “These latest additions further solidify our role in the market as a one-stop shop for microwave components.”

Norsat’s new extended Ku-band Block Up-Converters, or transmitters, satisfy a growing need, particularly among both commercial and military customers in Europe and Latin America, to operate in the 13.75 GHz – 14.5 GHz band, instead of the standard Ku band (14.0 GHz – 14.5 GHz).  This trend is driven in part by congestion in the standard Ku-band. This product will initially be offered with a 4W BUC.

The development of the new Ka and X-band external reference low noise block down-converters should complement plans by the U.S. Department of Defense for a 2006 launch of high-powered Wideband Gapfiller Satellites, which are expected to provide more than 10 times the capacity of current satellites. The new Norsat Ka and X-band external reference low noise block down-converters (LNB) are particularly well suited to serve mission critical applications using WGF and other satellites when data integrity is particularly important.  These LNBs offer greater stability and minimal drift. External reference eliminates the need to search for the satellite signal and enables a VSAT to establish an immediate lock. As such, they are ideally suited for service providers, military, and governments.

The block down-converters are highly configurable to serve highly specialized applications in the Ku and C bands. Customers may indicate their desired Output Interface, DC Power Interface, Dual power configuration available, RF Input, IF Output, Bandwidth, LO Frequency, LO Initial Offset, Minimum and Maximum Gain and Input VSWR.

All of these products are available immediately.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes includes therein for the three months ended June 30, 2005, and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2004 included in the Company’s 2004 Annual Report.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2004, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration include Health Care, Military, Emergency Services and Media.  Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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